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               [AMERICAN GENERAL LIFE INSURANCE COMPANY LETTERHEAD]



                                               Steven A. Glover
                                               Assistant General Counsel
                                               Direct Line (713) 831-3633
                                               E-mail: steven.glover@aglife.com

October 23, 2014


Ms. Jamie Lynn Walter
Senior Counsel
Disclosure Review Office
Insured Investments
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-8629

Re:  Separate Account VL-R ("Registrant")
     American General Life Insurance Company ("AGL")
     Initial Registration Statement on Form N-6
     File Nos. 333-196172 and 811-08561

Dear Ms. Walter:

     Thank you for providing the Staff's one oral comment on October 21, 2014. We have considered your comment and will include the response as a part of the prospectus we will file in the registration statement's pre-effective amendment. The comment provided is as follows:

     Comment. Regarding the Lapse Protection Benefit Rider, please add a description of how the amount of monthly premium is calculated that is necessary for the Rider to provide a Continuation Guarantee benefit. The description should be added in the beginning portion of the discussion about the Rider.

     Response. We have applied a format similar to the 20-Year Benefit Rider, which has a formula for determining if enough premium has been paid for its benefit to be in effect. The requested addition to the discussion about the Lapse Protection Benefit Rider premium requirement will be added as the second paragraph under the "Continuation Guarantee benefit" subsection, and will read as follows:

         On the first day of each Policy month that you are covered by the rider and you have made no Policy changes to date, we know if the Continuation Guarantee benefit is in effect by determining if the Continuation Guarantee Account value is zero or greater. The necessary value is assured in the following manner:

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Securities and Exchange Commission
October 23, 2014
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   If the premium paid on the first day of each Policy month equals or exceeds the sum of (i) plus (ii) where

        (i) equals your Policy's specified amount multiplied by the applicable Monthly Continuation Guarantee Cost of Insurance Rate (these rates are found in the rider's Table of Monthly Continuation Guarantee Cost of Insurance Rates), divided by 1000; and

        (ii) equals the monthly charges for all other Policy riders (excluding this rider), calculated, where applicable, using the rates from the same table used in
        (i) above,

     then your Continuation Guarantee benefit will be in effect.

     In addition, the Staff had inquired about the existence of a support agreement which we responded to in our first correspondence for this filing in August. As you know, AGL is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), and is a party to an Amended and Restated Unconditional Capital Maintenance Agreement, entered into and effective as of February 18, 2014, with AIG (the "CMA"). Under the CMA,
AIG agreed to, among other things, maintain the total adjusted capital of AGL at or above a specified minimum percentage as stated in the CMA. AGL and AIG recently agreed to terminate the CMA in its entirety effective on October 31, 2014. As a result, we will remove reference to the CMA from the Statement of Additional Information and Part C of the registration statement.

TANDY REPRESENTATIONS

Tandy Representations are made below.

    - Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

    - The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    - Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

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Securities and Exchange Commission
October 23, 2014
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     We will file all revisions and all relevant exhibits and financial statements in a pre-effective amendment to the registration statement on or about November 3, 2014, and request acceleration to a date of November 5, 2014. If there are any questions, please contact me at 713-831-3633.


Very truly yours,


/s/ Steven A. Glover

Steven A. Glover
Assistant General Counsel






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